UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 2, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Signature page

KEY FIGURES Q2 AND FIRST SIX MONTHS OF FISCAL 20131,2

preliminary and unaudited; in millions of €, except where otherwise stated

				% Change		1st six months			% Change
VOLUME	Q2 2013	Q2 2012	Actual	Adjusted[3]		2013	2012	Actual	Adjusted[3]
Continuing operations
Orders	21,451	17,880		20%	20%	40,843	37,689		8%	7%
Revenue	18,011	19,297		(7)%	(6)%	36,157	37,199		(3)%	(4)%

						1st six months
EARNINGS	Q2 2013	Q2 2012	% Change			2013	2012	% Change
Total Sectors
Adjusted EBITDA	1,881	2,412		(22)%		4,032	4,436		(9)%
Total Sectors profit	1,374	1,929		(29)%		2,915	3,530		(17)%
in % of revenue (Total Sectors)	7.5%	9.9%				8.0%	9.4%
Continuing operations
Adjusted EBITDA	1,970	2,635		(25)%		4,213	4,743		(11)%
Income from continuing operations	982	979		0%		2,127	2,265		(6)%
Basic earnings per share (in € )[4]	1.14	1.08		6%		2.48	2.53		(2)%
Continuing and discontinued operations
Net income	1,030	938		10%		2,243	2,322		(3)%
Basic earnings per share (in € )[4]	1.20	1.03		16%		2.61	2.59		1%

CAPITAL EFFICIENCY	Q2 2013		Q2 2012			1st six months 2013		1st six months 2012
Continuing operations
Return on capital employed (ROCE) (adjusted)	12.7%			13.3%		13.9%			15.7%

CASH PERFORMANCE	Q2 2013		Q2 2012			1st six months 2013		1st six months 2012
Continuing operations
Free cash flow	1,375			532		(58)			(482)
Cash conversion rate	1.40			0.54		(0.03)			(0.21)
Continuing and discontinued operations
Free cash flow	1,335			528		(61)			(676)
Cash conversion rate	1.30			0.56		(0.03)			(0.29)

LIQUIDITY AND CAPITAL STRUCTURE	March 31, 2013					September 30, 2012
Cash and cash equivalents	7,892					10,891
Total equity (Shareholders of Siemens AG)	26,071					30,855
Net debt	14,509					9,292
Adjusted industrial net debt	7,728					2,271

EMPLOYEES (IN THOUSANDS)	March 31, 2013					September 30, 2012
	Continuing operations		Total[6]			Continuing operations		Total[6]

Employees	366			405		370			410
Germany	119			129		119			130
Outside Germany	247			275		251			280

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP

2	January 1 — March 31, 2013 and October 1, 2012 — March 31, 2013.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share — attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 843,504 and 877,749 and for the first six months to 844,516 and 876,585 shares, respectively.

5	Calculated by dividing adjusted industrial net debt as of March 31, 2013 and 2012 by annualized adjusted EBITDA.

6	Continuing and discontinued operations.

Earnings Release Q2 2013

January 1 to March 31, 2013

Munich, Germany, May 2, 2013

Mixed Picture, Focus on Execution

Lower Revenue & Total Sectors profit

Double-digit order growth, EPS up 17%

Peter Löscher, President and Chief Executive Officer of Siemens AG

“Results for the second quarter show a mixed picture. While we were able to clearly increase orders, we still have challenges regarding revenue and profit. Even more we’re focusing on the factors that lie in our own hands:

we’re rigorously executing our company-wide Siemens 2014 program.”

Financial Highlights:*

•

Orders for the second quarter rose 20% year-over-year, to €21.451 billion, due primarily to large orders. The book-to-bill ratio was 1.19, and Siemens’ order backlog increased to €101 billion at the end of the quarter.

•	Revenue for the second quarter was €18.011 billion, 7% below the prior-year level.

•	Total Sectors Profit declined to €1.374 billion due primarily to lower profit in Industry and Infrastructure & Cities.

•	Income from continuing operations increased slightly to €982 million. For comparison, the prior-year period included an equity investment loss of €640 million related to NSN.

•

Net income improved to €1.030 billion, including a positive contribution from discontinued operations. Corresponding basic EPS was €1.20, up from €1.03 in the prior-year period, benefiting from share buybacks between the periods under review.

•	Free cash flow from continuing operations improved to €1.375 billion from €532 million in the second quarter a year ago.

*	At the end of the second quarter Siemens’ solar business no longer fulfilled the conditions to be classified as discontinued operations according to IFRS. It was therefore reclassified to continuing operations and its results are reported within the Energy Sector. Results for prior periods are presented on a comparable basis. Siemens still intends to exit the solar business.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities, Solar business and OSRAM	13

Outlook	13

Notes and Forward– Looking Statements	14

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Siemens      2

Orders and Revenue

Double-digit order growth, book to bill above 1

While macroeconomic conditions remained challenging in the second quarter, Siemens won major long-cycle contracts for wind power and trains that drove a 20% increase in orders year-over-year. In contrast, revenue came in 7% lower compared to the prior-year period. On a comparable basis, excluding currency translation and portfolio effects, revenue was 6% lower. The book-to-bill ratio for Siemens was 1.19, the order backlog (defined as the sum of the order backlogs of the Sectors) increased to €101 billion.

Broad-based revenue decline

Weaker investment sentiment in recent quarters was evident in second-quarter revenue, which declined in all Sectors and reporting regions. On a regional basis, revenue declined significantly in the Americas and moderately in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) and in the Asia, Australia region. Emerging markets on a global basis declined 4% year-over-year, and accounted for €5.938 billion, or 33%, of total revenue for the second quarter.

Orders climb on large contract wins in Europe

The Energy and Infrastructure & Cities Sectors both won a pair of major orders in Europe/CAME that drove their double-digit order increases compared to the prior-year period. Healthcare showed moderate order growth year-over-year, while orders fell at Industry on weaker demand for its short-cycle businesses and renewable energy offerings. On a geographic basis, Europe/CAME and the Americas showed double-digit increases due to higher volumes from large orders. Emerging markets on a global basis grew faster than orders overall, at 24% year-over-year, and accounted for €6.795 billion, or 32%, of total orders for the quarter.

Book-to-Bill ratio

0.93
0.91
0.99
1.07
1.19
17,880
19,297
17,770
19,542
21,504
21,754
19,392
18,146
21,451
18,011
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Figures in millions of €

Orders · Revenue · Book-to-Bill ratio

Orders & Revenue

20%
20%
25%
24%
(6)%
(7)%
(2)%
(4)%
17,880
21,451
5,483
6,795
19,297
18,011
6,168
5,938
Orders
therein: Emerging markets
Revenue
therein: Emerging markets
Figures in millions of €

Q2 2012 · Q2 2013 · Actual change · Adjusted change

Orders & Revenue by Region

Orders
34%
35%
58%
58%
11%
11%
(2)%
(1)%
(6)%
(7)%
3%
4%
9,554
12,864
2,505
3,961
4,795
5,304
3,517
3,488
3,531
3,283
1,397
1,459
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
Revenue
(4)%
(4)%
(6)%
(6)%
(12)%
(13)%
(16)%
(16)%
(4)%
(5)%
(2)%
(1)%
9,838
9,470
2,668
2,516
5,730
5,007
4,188
3,533
3,729
3,534
1,353
1,341
Figures in millions of €

Q2 2012 · Q2 2013 · Actual change · * Commonwealth of Independent States
Adjusted change (throughout excluding currency translation and portfolio effects).

Orders & Revenue by Sector

Orders
45%
46%
4%
3%
(11)%
(10)%
34%
34%
5,815
8,464
3,246
3,330
5,144
4,623
3,896
5,210
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
(9)%
(9)%
(1)%
(2)%
(9)%
(9)%
(4)%
(5)%
6,888
6,260
3,362
3,278
5,070
4,619
4,257
4,062
Figures in millions of €

Q2 2012 · Q2 2013 · Actual change · Adjusted change

Siemens      3

Income and Profit

Profit declines at Industry, Infrastructure & Cities

Total Sectors profit declined to €1.374 billion from €1.929 billion in the second quarter a year earlier. Industry profit declined to €350 million from €662  million a year earlier, due mainly to more challenging market conditions for its short-cycle businesses. Profit in Infrastructure & Cities fell to €27 million from €270  million a year earlier, due largely to charges of €161 million related to high-speed rail projects. Energy delivered €551 million in profit, down 4% compared to the prior-year period. Charges related to grid connection projects totaled €84 million in the second quarter compared to €278 million a year earlier. Healthcare contributed €445 million in profit, up 5% year-over-year.

Total Sectors profit included charges of €104  million for the “Siemens 2014” productivity improvement program: €49 million in Industry, €23  million in Infrastructure & Cities, €20 million in Energy, and €13 million in Healthcare. The program is expected to generate substantially higher charges in the second half of the fiscal year.

Stable income from

continuing operations

Income from continuing operations of €982 million was slightly above the prior-year level, as lower Total Sectors profit was offset by improvements outside the Sectors. Above all, Equity Investments posted a profit of €8 million in the current quarter compared to a loss of €594 million a year earlier. Basic EPS from continuing operations rose to €1.14 from €1.08 a year earlier, benefiting from share buybacks between the periods under review.

Discontinued operations turns positive

Second-quarter net income was up 10%, at €1.030 billion. Corresponding EPS rose 17%, to €1.20 from €1.03 in the prior-year period, due to share buybacks as mentioned above. The increase in net income was due primarily to discontinued operations, which contributed €48 million in the current period. A year earlier, discontinued operations posted a loss of €41 million, due mainly to a burden of €142 million (pretax) from a settlement related to Greece. Income from discontinued operations related to Siemens IT Solutions and Services in the current period was a negative €9 million compared to a positive €42 million a year earlier. Income from discontinued operations related to OSRAM rose to €57 million, up from €25  million a year ago. OSRAM reported a 3% decline in revenue compared to the second quarter a year ago (0% decline on an organic basis). Additional information regarding OSRAM is on page 13.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Strong improvement in Free cash flow

Free cash flow from continuing operations was €1.375 billion, up strongly from €532  million in the same period a year ago, due primarily to an improved cash performance at the Sector level. The main component of Free cash flow from continuing operations in the second quarter was Income from continuing operations. Cash inflows related to the decrease in operating net working capital were €0.4 billion, including customer payments received particularly in Energy.

Siemens again took advantage of extraordinarily favorable conditions to raise new long-term debt. The total amount raised was €3.5 billion, denominated in both euros and the U.S. dollar, with maturities ranging from 2018 to 2028. The new debt raised was partly offset by the redemption of bonds totaling €2 billion. Another major cash outflow during the second quarter was €2.5 billion for dividend payments. All these cash flows were financing activities and therefore not part of Free cash flow.

Pension plan underfunding

remains largely unchanged

The estimated underfunding of Siemens’ pension plans as of March 31, 2013 amounted to €9.0 billion, compared to an underfunding of €8.9 billion at the end of the first quarter.

Sectors      5

Energy Sector

Profit near prior-year level,

double-digit order growth

Energy reported second-quarter profit of €551  million, down 4% year-over-year due mainly to lower revenue. Power Transmission narrowed its loss due largely to substantially reduced project charges. Fossil Power Generation contributed lower earnings than a year earlier, but still accounted for most of the Sector’s profit and was the highest profit performer among all Siemens Divisions. Profit at Wind Power fell compared to the strong second quarter a year ago, while earnings at Oil & Gas came in close to the prior-year level. Siemens’ solar business was reclassified from discontinued operations during the second quarter, and its results are reported within Energy. The business posted a loss of €21 million, nearly unchanged from the second quarter a year earlier. Additional information regarding the solar business is on page 13. Energy recorded €20 million in charges under the “Siemens 2014” productivity program.

Second-quarter revenue declined 9%, including lower revenue at Fossil Power Generation and Wind Power. On a geographic basis, lower revenue in the current period was due primarily to the Americas region, where Wind Power orders were strongly influenced in the second half of calendar 2012 by uncertainties in the U.S. market.

Orders for the quarter jumped 46% year-over-year, due mainly to two large offshore wind-farm orders at Wind Power. Order intake remained close to prior-year levels at Fossil Power Generation and Oil & Gas, while lower orders at Power Transmission were influenced by more selective order intake. On a regional basis, orders rose sharply in Europe/CAME and the Americas but fell in Asia, Australia. The book-to-bill ratio for Energy was 1.35, and its order backlog was €58 billion at the end of the quarter.

Lower revenue reduces profit contribution

Second-quarter profit at Fossil Power Generation came in at €431 million, including a strong contribution from the service business. The main factor in the Division’s profit decline year-over-year was significantly lower revenue, resulting mainly from declining order intake for turnkey projects in prior quarters. Orders for the current period were up 4% year-over-year, with increases in the Americas and Europe/CAME more than offsetting lower orders in Asia, Australia.

Sharp order growth, revenue and profit down

Second-quarter profit at Wind Power was €53  million, down from €130  million in a particularly strong quarter for revenue-driven profit a year earlier. Key factors in the change included lower revenue and a less favorable revenue mix. Revenue declined 19% due to the onshore wind farm business, where the U.S is the largest national market for Wind Power. New projects in the U.S. were halted or postponed in late 2012 due to uncertainty regarding continuation of production tax incentives. The resulting order gap led to a steep drop in second-quarter revenue in the Americas region compared to a year earlier. In contrast, orders in the current period climbed sharply due mainly to the off-shore wind farm business, which typically has longer lead times between orders and revenue recognition. The Europe/CAME region posted the two large orders mentioned above as well as a major service contract in Germany, and led strong order growth for all three reporting regions.

Sectors      6

Stable profit contribution

Second-quarter profit at Oil & Gas was €125 million, compared to €131  million in the same period a year earlier. Revenue and orders for the Division were close to prior-year levels.

Grid connection charges fall, though challenges remain

Power Transmission reported a loss of €49  million, compared to a loss of €169 million in the same quarter a year earlier. The improvement is due primarily to substantially lower charges related mainly to grid connections to offshore-wind farms, totaling €84 million in the current period. A year earlier, these charges totaled €278  million, partly offset by the release of a provision of €64 million related to a successful project completion. Second-quarter revenue for the Division was close to the prior-year level, while orders came in 9% lower in part due to more selective order intake in Europe/CAME. The Division expects continuing challenges in coming quarters, including the transport and installation of platforms for grid connections to certain offshore wind farms.

Sectors      7

Healthcare Sector

Order growth, continued strong profit performance

Second-quarter profit in the Healthcare Sector rose to €445 million, due to improvements in cost position resulting from the Sector’s ongoing Agenda 2013 initiative as well as lower charges associated with this initiative. These charges totaled €13  million in the current period compared to €38 million in the prior-year period. Profit development improved despite lower revenue and an excise tax on medical devices sold in the U.S., which was introduced on January 1, 2013 and affected most businesses in the Sector.

Profit at Diagnostics rose to €84 million from €67  million in the prior-year period. The increase was due in part to Agenda 2013, including both improvements in cost position and lower charges associated with the initiative compared to the prior-year period. These charges declined to €8 million from €20  million a year ago. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €42 million in the second quarter. A year earlier, Diagnostics recorded €43 million in PPA effects.

Second-quarter revenue for Healthcare was down 2% year-over-year, on declines at most businesses. Orders were up 3%, driven by the Sector’s imaging businesses. On a regional basis, slight growth in Asia, Australia did not offset lower revenue in Europe/CAME and the Americas. Significant order growth in the region Asia, Australia was highlighted by double-digit increases in China. The book-to-bill ratio for the Sector was 1.02, and Healthcare’s order backlog was €7 billion at the end of the second quarter.

The Diagnostics business saw a slight revenue decline to €963 million from €976  million a year earlier. On a regional basis, Diagnostics revenue followed the same pattern as the Sector.

Sectors      8

Industry Sector

Challenging market conditions continue

Industry continued to face more challenging market conditions compared to the prior year, affecting results for both short-cycle businesses and renewable energy offerings. Due mainly to lower capacity utilization and a less favorable business mix, profit at Industry declined to €350  million in the second quarter, well below €662 million a year earlier. Profit was also burdened by €49 million in charges under the “Siemens 2014” productivity program, with the majority of the charges coming at Drive Technologies.

Revenue and orders were down 9% and 10% respectively on declines in both Divisions and in the metals technologies business. On a geographic basis, revenue was lower in all three regions including double-digit declines in Asia, Australia and the Americas. The decline in orders was spread more evenly among the regions but was particularly evident in the important Chinese and German markets. The Sector’s book-to-bill ratio was 1.00 and its order backlog at the end of the quarter was €11 billion.

Sectors      9

Lower revenue, M&A and mix

effects take profit lower

Profit at Industry Automation declined sharply year-over-year, to €201  million, as lower sales reduced capacity utilization and resulted in a less favorable revenue mix compared to the prior-year period. Profit also included PPA effects associated with the integration of LMS International NV (LMS) beginning in the current quarter. Revenue and orders both fell 7% including declines in most of the Division’s businesses. A notable exception was the Division’s industrial IT and software business, which benefited from recent acquisitions including LMS. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €38 million in the current quarter, compared to €36 million a year earlier. PPA effects related to long-lived assets from the acquisition of LMS were €11 million in the current quarter. Effects from deferred revenue adjustments and inventory step-ups related to LMS totaled an additional €14 million. Based on current assumptions, similar amounts are expected in the final two quarters of fiscal 2013.

Short-cycle businesses

burden profit

Second-quarter profit at Drive Technologies fell to €147  million, due mainly to profit declines in the Division’s higher-margin short-cycle businesses and offerings for renewable energy. Both saw double-digit declines in revenue year-over-year. For the Division overall, second-quarter revenue was down 10% from the prior-year level, including double-digit declines in the Americas and Asia, Australia. Orders came in 11% lower, due mainly to weaker demand in Europe/CAME.

Sectors      10

Infrastructure & Cities Sector

Profit falls on project charges, weaker revenue

Profit at Infrastructure & Cities declined to €27 million in the second quarter from €270 million in the same period a year earlier. The Sector recorded project charges of €161 million related to high-speed trains, and took charges of €23 million related to the “Siemens 2014” productivity program. Profit development was held back also by a 5% decline in revenue compared to the prior-year period. Both Europe/CAME and the Americas posted lower revenue year-over-year, more than offsetting higher sales in the Asia, Australia region. In contrast, orders rose substantially year-over-year, driven by major orders in Europe/CAME. The Sector’s book-to-bill ratio was 1.28 and its order backlog at the end of the quarter was €25 billion.

Sectors      11

Rolling stock charges burden profitability

Transportation & Logistics posted a loss of €156 million compared to profit of €75 million a year earlier. This decline was due mainly to the €161 million in charges mentioned above, which primarily involve delays related to receiving certification for new trains. In addition, Transportation & Logistics’ business mix was less favorable due to lower margins associated with large long-term contracts from prior periods and revenue declined 7% year-over-year. Order intake in the current period rose sharply, benefiting from two major rolling stock orders in Europe/CAME. The Transportation & Logistics business expects continuing challenges in coming quarters, related to fulfillment of contracts for high-speed rail projects.

After the end of the second quarter of fiscal 2013, the European Commission authorized Siemens’ acquisition of Invensys Rail. The transaction is expected to close in the third quarter, at the beginning of May.

Stable profit and revenue

Power Grid Solutions & Products posted €98 million in second-quarter profit, near the prior-year level. While earnings from the smart grid solutions business rose on a more favorable business mix, profit from the low and medium voltage business declined compared to the prior-year period. Revenue came in slightly below the prior-year level, with revenue growth in the Americas partly offsetting a decline in Europe/CAME. Orders were down 6% year-over-year, including lower demand in the Americas and Europe/CAME.

Profit falls on lower revenue

Second-quarter profit at Building Technologies declined to €59 million from €77 million a year earlier, driven mainly by a 5% decline in revenue. Orders for the second quarter were nearly level year-over-year. On a geographic basis, revenue was lower in all three reporting regions. Orders in the Americas region rose, including a large order for an energy efficiency project in the U.S. while orders in Asia, Australia were lower year-over-year.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

Loss from NSN sharply reduced

Profit from Equity Investments in the second quarter was €8  million compared to a loss of €594 million a year earlier. This improvement was due mainly to a substantially smaller loss related to Siemens’ share in Nokia Siemens Networks B.V. (NSN). The loss was €62 million in the current quarter compared to a loss of €640 million in the prior-year quarter. NSN reported to

Siemens that in the current quarter it took €129 million in restructuring charges and other associated items, including net charges related to country and contract exits. Restructuring charges and other associated items totaled €772  million in the second quarter a year earlier. Results from equity investments are expected to be volatile in coming quarters.

Sharp profit increase at Financial Services

Financial Services (SFS) continued to execute its growth strategy. Higher total assets year-over-year helped generate a higher interest result compared to the second quarter a year ago. For comparison, the prior-year period included burdens on profit related to certain activities in the U.S.

As a result, profit (defined as income before income taxes) rose to €113 million from €74 million in the prior-year period. Total assets rose to €17.872 billion, a moderate increase from the level at the beginning of the fiscal year.

Corporate Activities      13

Corporate Activities

Corporate items and pensions

Corporate items and pensions reported a loss of €153 million in the second quarter compared to a positive €12 million in the same period a year earlier. The loss at Corporate items was €46 million, compared to a positive €101 million in the same quarter a year earlier. The prior-year period included positive effects totaling €95 million related to legal and regulatory matters. Centrally carried pension expense totaled €106  million in the second quarter, compared to €89 million in the prior-year period.

Solar business

Solar business reclassified

as continuing operations

At the end of the second quarter of fiscal 2013, Siemens’ solar business no longer fulfilled the conditions to be classified as discontinued operations according to IFRS. The business therefore was reclassified to continuing operations and is reported within the Energy Sector. Prior-period results are presented on a comparable basis.

In fiscal 2012, orders and revenue of the business were €50 million and €199  million, respectively; it posted a pre-tax loss of €259 million. In the first quarter of fiscal 2013, the business recorded a pre-tax loss of €157  million, which included an impairment charge of €115 million. In the second quarter of fiscal 2013, the pre-tax loss amounted to €21 million.

Siemens still intends to exit the solar business, and expects a total negative impact on income from continuing operations of approximately €0.3 billion from this portfolio matter in fiscal 2013.

OSRAM

OSRAM spin-off

At the Annual Shareholders’ Meeting of Siemens AG on January 23, 2013, Siemens’ shareholders approved the previously proposed spin-off of OSRAM. Siemens plans to retain a 17.0% stake in OSRAM after the spin-off and will additionally contribute a 2.5% stake to the Siemens Pension Trust e.V. Based on the shareholders’ approval Siemens recognized a spin-off liability amounting to €2.6 billion. The spin-off liability reflects 80.5% of the fair value of OSRAM and reduces retained earnings at the same amount.

During the second quarter of fiscal 2013, an action for annulment and voidance was brought against the OSRAM spin-off resolution of the Annual Shareholders’ Meeting, blocking its registration into the German Commercial registers in Berlin and Munich. As part of a so-called judicial release procedure, Siemens filed a motion with the Munich Higher Regional Court to remove the blocking. After the end of the second quarter, the Court approved Siemens’ motion. The Company is continuing to take appropriate steps to complete the spin-off as approved and expects a public listing of OSRAM Licht AG in July 2013.

Outlook

In fiscal 2013, Siemens is implementing “Siemens 2014,” a company-wide program supporting our One Siemens framework for sustainable value creation. The goal of the program is to raise our Total Sectors profit margin to at least 12% by fiscal 2014.

For fiscal 2013, we confirm our expectations of moderate organic order growth. With continuing challenges for our businesses whose results react strongly to short-term changes in the economic environment, we now anticipate a moderate decline in revenue on an organic basis compared to the prior year. Charges associated with the Siemens 2014 program in the Sectors are expected to total up to €0.9 billion for the full fiscal year. Given these developments and financial results for the first half, we expect income from continuing operations in fiscal 2013 to approach the low end of our original expectation, €4.5 billion, before impacts related to legal and regulatory matters and significant portfolio effects which we expect to burden income by up to €0.5 billion due primarily to the solar business.

Notes and Forward-Looking Statements      14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited.

Financial Publications are available for download at: www.siemens.com/ir g Publications & Events.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Beginning today at 09:00 a.m. CEST, the press conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the financial figures for the second quarter of fiscal year 2013 will be broadcast live at www.siemens.com/conferencecall. Recordings of the press conference and the analysts and investors conference will subsequently be made available as well.

Starting at 10:30 a.m. CEST, Peter Löscher and Joe Kaeser will hold an analyst conference in English, which can be followed live at www.siemens.com/analystconference.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three and six months ended March 31, 2013 and 2012

(in millions of €, per share amounts in €)

	Three months ended March 31,		Six months ended March 31,
	2013	2012(1)	2013	2012(1)
Revenue	18,011	19,297	36,157	37,199
Cost of goods sold and services rendered	(12,950)	(13,734)	(25,872)	(26,563)

Gross profit	5,061	5,563	10,285	10,636
Research and development expenses	(1,042)	(1,067)	(2,042)	(2,054)
Marketing, selling and general administrative expenses	(2,758)	(2,614)	(5,398)	(5,253)
Other operating income	61	110	200	224
Other operating expense	(55)	(29)	(192)	(130)
Income (loss) from investments accounted for using the equity method, net	68	(563)	164	(366)
Interest income	225	227	458	469
Interest expense	(185)	(192)	(375)	(386)
Other financial income (expense), net	(37)	(29)	(70)	19

Income from continuing operations before income taxes	1,336	1,405	3,030	3,159
Income taxes	(354)	(426)	(903)	(893)

Income from continuing operations	982	979	2,127	2,265
Income (loss) from discontinued operations, net of income taxes	48	(41)	116	56

Net income	1,030	938	2,243	2,322

Attributable to:
Non-controlling interests	20	34	37	52
Shareholders of Siemens AG	1,009	904	2,207	2,270
Basic earnings per share
Income from continuing operations	1.14	1.08	2.48	2.53
Income (loss) from discontinued operations	0.05	(0.05)	0.13	0.06

Net income	1.20	1.03	2.61	2.59

Diluted earnings per share
Income from continuing operations	1.13	1.07	2.46	2.51
Income (loss) from discontinued operations	0.05	(0.05)	0.13	0.06

Net income	1.18	1.02	2.59	2.56

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited) For the three and six months ended March 31, 2013 and 2012 (in millions of €)

	Three months ended March 31,		Six months ended March 31,
	2013	2012(1)	2013	2012(1)
Net income	1,030	938	2,243	2,322
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	41	(471)	(55)	(69)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	341	(111)	(35)	448
Available-for-sale financial assets	8	138	9	81
Derivative financial instruments	(32)	143	42	70

	316	169	16	600

Other comprehensive income, net of tax (2)	357	(302)	(39)	531

Total comprehensive income	1,386	637	2,205	2,852

Attributable to:
Non-controlling interests	37	25	38	53
Shareholders of Siemens AG	1,349	612	2,166	2,800

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Includes income (expense) resulting from investments accounted for using the equity method of €(48) million and €55 million, respectively, for the three months ended March 31, 2013 and 2012, and €(114) million and €23 million for the six months ended March 31, 2013 and 2012, respectively.

Thereof €(59) million and €(6) million, respectively, for the three months ended March 31, 2013 and 2012, and

€(117) million and €(49) million for the six months ended March 31, 2013 and 2012, respectively, are attributable to items that will not be reclassified to profit or loss.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2013 (preliminary and unaudited) and September 30, 2012

(in millions of €)

	3/31/13	9/30/12(1)
ASSETS
Current assets
Cash and cash equivalents	7,892	10,891
Available-for-sale financial assets	533	524
Trade and other receivables	15,271	15,220
Other current financial assets	3,094	2,901
Inventories	16,381	15,679
Income tax receivables	749	836
Other current assets	1,375	1,277
Assets classified as held for disposal	4,701	4,799

Total current assets	49,996	52,128

Goodwill	17,396	17,069
Other intangible assets	4,688	4,595
Property, plant and equipment	10,502	10,763
Investments accounted for using the equity method	4,641	4,436
Other financial assets	14,369	14,666
Deferred tax assets	3,338	3,748
Other assets	964	846

Total assets	105,894	108,251

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,752	3,826
Trade payables	6,801	8,036
Other current financial liabilities	1,796	1,460
Current provisions	4,656	4,750
Income tax payables	1,741	2,204
Other current liabilities	21,846	20,302
Liabilities associated with assets classified as held for disposal	1,953	2,049

Total current liabilities	41,544	42,627

Long-term debt	20,182	16,880
Pension plans and similar commitments	9,890	9,801
Deferred tax liabilities	554	494
Provisions	3,853	3,908
Other financial liabilities	1,192	1,083
Other liabilities	2,059	2,034

Total liabilities	79,274	76,827

Equity
Common stock, no par value (2)	2,643	2,643
Additional paid-in capital	5,428	6,173
Retained earnings	19,845	22,877
Other components of equity	1,072	1,058
Treasury shares, at cost (3)	(2,919)	(1,897)

Total equity attributable to shareholders of Siemens AG	26,071	30,855

Non-controlling interests	549	569

Total equity	26,620	31,424

Total liabilities and equity	105,894	108,251

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	37,685,268 and 24,725,674 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the three months ended March 31, 2013 and 2012

(in millions of €)

	Three months ended March 31,
	2013	2012(1)
Cash flows from operating activities
Net income	1,030	938
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	(48)	41
Amortization, depreciation and impairments	705	672
Income taxes	354	426
Interest (income) expense, net	(40)	(34)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(6)	(21)
(Gains) losses on sales of investments, net (2)	—	(8)
(Income) losses from investments (2)	(64)	576
Other non-cash (income) expenses	108	121
Change in assets and liabilities
(Increase) decrease in inventories	(52)	(617)
(Increase) decrease in trade and other receivables	684	260
Increase (decrease) in trade payables	245	297
Change in other assets and liabilities	(627)	(1,322)
Additions to assets held for rental in operating leases	(119)	(91)
Income taxes paid	(705)	(467)
Dividends received	74	43
Interest received	196	205

Net cash provided by (used in) operating activities — continuing operations	1,735	1,018
Net cash provided by (used in) operating activities — discontinued operations	(2)	39

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,732	1,057
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(360)	(486)
Acquisitions, net of cash acquired	(689)	(477)
Purchases of investments (2)	(110)	(30)
Purchases of current available-for-sale financial assets	(22)	(117)
(Increase) decrease in receivables from financing activities	(440)	(225)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	333	46
Proceeds and (payments) from disposals of businesses	5	80
Proceeds from sales of current available-for-sale financial assets	10	65

Net cash provided by (used in) investing activities — continuing operations	(1,273)	(1,145)
Net cash provided by (used in) investing activities — discontinued operations	(59)	(295)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,332)	(1,440)
Cash flows from financing activities
Purchase of common stock	(100)	—
Proceeds (payments) relating to other transactions with owners	8	101
Proceeds from issuance of long-term debt	3,467	2,473
Repayment of long-term debt (including current maturities of long-term debt)	(2,023)	(982)
Change in short-term debt and other financing activities	969	1,013

Interest paid	(105)	(76)
Dividends paid	(2,528)	(2,629)
Dividends paid to non-controlling interest holders	(66)	(70)
Financing discontinued operations (3)	(73)	(243)

Net cash provided by (used in) financing activities — continuing operations	(453)	(413)
Net cash provided by (used in) financing activities — discontinued operations	61	257

Net cash provided by (used in) financing activities — continuing and discontinued operations	(393)	(157)
Effect of exchange rates on cash and cash equivalents	60	(24)
Net increase (decrease) in cash and cash equivalents	68	(564)
Cash and cash equivalents at beginning of period	7,875	9,018

Cash and cash equivalents at end of period	7,943	8,454
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	51	30

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	7,892	8,424

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the six months ended March 31, 2013 and 2012

(in millions of €)

	Six months ended March 31,
	2013	2012(1)
Cash flows from operating activities
Net income	2,243	2,322
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	(116)	(56)
Amortization, depreciation and impairments	1,359	1,320
Income taxes	903	893
Interest (income) expense, net	(84)	(83)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(36)	(33)
(Gains) losses on sales of investments, net (2)	(6)	(184)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	1
(Income) losses from investments (2)	(147)	460
Other non-cash (income) expenses	236	25
Change in assets and liabilities
(Increase) decrease in inventories	(497)	(1,403)
(Increase) decrease in trade and other receivables	15	(639)
Increase (decrease) in trade payables	(1,260)	(369)
Change in other assets and liabilities	(955)	(1,384)
Additions to assets held for rental in operating leases	(211)	(193)
Income taxes paid	(1,274)	(700)
Dividends received	99	51
Interest received	411	424

Net cash provided by (used in) operating activities — continuing operations	681	452
Net cash provided by (used in) operating activities — discontinued operations	76	(113)

Net cash provided by (used in) operating activities — continuing and discontinued operations	757	339
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(739)	(934)
Acquisitions, net of cash acquired	(718)	(741)
Purchases of investments (2)	(196)	(140)
Purchases of current available-for-sale financial assets	(29)	(125)
(Increase) decrease in receivables from financing activities	(559)	(1,233)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	389	401
Proceeds and (payments) from disposals of businesses	(36)	79
Proceeds from sales of current available-for-sale financial assets	30	74

Net cash provided by (used in) investing activities — continuing operations	(1,856)	(2,618)
Net cash provided by (used in) investing activities — discontinued operations	(108)	(408)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,964)	(3,026)
Cash flows from financing activities
Purchase of common stock	(1,320)	—
Proceeds (payments) relating to other transactions with owners	4	101
Proceeds from issuance of long-term debt	3,467	2,473
Repayment of long-term debt (including current maturities of long-term debt)	(2,032)	(3,189)
Change in short-term debt and other financing activities	947	2,200

Interest paid	(229)	(245)
Dividends paid	(2,528)	(2,629)
Dividends paid to non-controlling interest holders	(108)	(95)
Financing discontinued operations (3)	(51)	(552)

Net cash provided by (used in) financing activities — continuing operations	(1,849)	(1,937)
Net cash provided by (used in) financing activities — discontinued operations	32	521

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,817)	(1,416)
Effect of exchange rates on cash and cash equivalents	17	46
Net increase (decrease) in cash and cash equivalents	(3,007)	(4,058)
Cash and cash equivalents at beginning of period	10,950	12,512

Cash and cash equivalents at end of period	7,943	8,454
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	51	30

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	7,892	8,424

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended March 31, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	3/31/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	8,464	5,815	6,196	6,832	64	56	6,260	6,888	551	573	2,013	1,116	925	4	71	122	130	116
Healthcare	3,330	3,246	3,273	3,354	5	8	3,278	3,362	445	424	12,000	11,757	450	380	62	61	158	177
Industry	4,623	5,144	4,227	4,641	393	428	4,619	5,070	350	662	8,088	7,014	467	441	83	84	184	141
Infrastructure & Cities	5,210	3,896	3,876	4,052	186	205	4,062	4,257	27	270	4,312	4,012	(33)	337	50	70	67	67

Total Sectors	21,627	18,101	17,571	18,879	648	698	18,219	19,577	1,374	1,929	26,414	23,899	1,808	1,162	266	338	539	501
Equity Investments	—	—	—	—	—	—	—	—	8	(594)	2,755	2,715	—	—	—	—	—	—
Financial Services (SFS)	236	189	221	178	15	12	236	189	113	74	17,872	17,405	301	261	3	12	61	78
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	102	79	66	74	3	2	68	76	21	6	(370)	(448)	(6)	(40)	2	1	1	1
Siemens Real Estate (SRE)	622	610	69	81	553	529	622	610	(2)	—	4,938	5,018	16	(68)	69	113	75	86
Corporate items and pensions	132	122	85	85	48	53	133	138	(153)	12	(11,440)	(11,693)	(75)	(334)	21	24	37	16
Eliminations, Corporate Treasury and other reconciling items	(1,269)	(1,222)	—	—	(1,267)	(1,293)	(1,267)	(1,293)	(25)	(22)	65,725	71,354	(669)	(449)	—	(2)	(9)	(11)

Siemens	21,451	17,880	18,011	19,297	—	—	18,011	19,297	1,336	1,405	105,894	108,251	1,375	532	360	486	704	672

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the six months ended March 31, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	3/31/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	15,835	12,998	12,435	12,956	127	108	12,562	13,064	961	1,054	2,013	1,116	135	100	144	222	274	224
Healthcare	6,616	6,530	6,519	6,494	10	20	6,530	6,513	948	788	12,000	11,757	675	224	114	159	320	382
Industry	9,132	10,045	8,491	8,986	761	786	9,252	9,772	849	1,218	8,088	7,014	650	518	144	160	334	278
Infrastructure & Cities	9,574	8,575	7,858	7,933	344	379	8,202	8,312	155	470	4,312	4,012	(398)	190	99	123	135	132

Total Sectors	41,158	38,147	35,304	36,368	1,243	1,293	36,547	37,661	2,915	3,530	26,414	23,899	1,061	1,033	500	664	1,062	1,016
Equity Investments	—	—	—	—	—	—	—	—	143	(519)	2,755	2,715	—	2	—	—	—	—
Financial Services (SFS)	440	386	413	354	27	33	440	386	230	274	17,872	17,405	396	316	46	18	119	138
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	168	151	130	149	5	5	135	154	23	6	(370)	(448)	(23)	(54)	2	2	2	2
Siemens Real Estate (SRE)	1,222	1,164	144	164	1,078	1,013	1,222	1,177	43	5	4,938	5,018	(77)	(147)	155	195	140	155
Corporate items and pensions	259	258	166	163	93	96	259	259	(318)	(154)	(11,440)	(11,693)	(510)	(760)	36	56	54	31
Eliminations, Corporate Treasury and other reconciling items	(2,404)	(2,418)	—	—	(2,446)	(2,439)	(2,446)	(2,439)	(5)	17	65,725	71,354	(905)	(872)	—	(2)	(18)	(21)

Siemens	40,843	37,689	36,157	37,199	—	—	36,157	37,199	3,030	3,159	105,894	108,251	(58)	(482)	739	934	1,359	1,320

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the three months ended March 31, 2013 and 2012

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2013	2012	% Change		therein		2013	2012	% Change		therein		2013	2012	% Change	2013	2012
			Actual	Adjusted(2)	Cur- rency	Port- folio			Actual	Adjusted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	8,464	5,815	46%	45%	0%	1%	6,260	6,888	(9)%	(9)%	(1)%	1%	551	573	(4)%	8.8%	8.3%
therein:
Fossil Power Generation	2,655	2,552	4%	4%	0%	0%	2,447	2,861	(14)%	(14)%	0%	0%	431	501	(14)%	17.6%	17.5%
Wind Power	3,289	568	>200%	>200%	(2)%	0%	1,046	1,297	(19)%	(18)%	(1)%	0%	53	130	(59)%	5.1%	10.0%
Oil & Gas	1,164	1,181	(1)%	(5)%	0%	4%	1,270	1,284	(1)%	(6)%	0%	5%	125	131	(5)%	9.8%	10.2%
Power Transmission	1,421	1,559	(9)%	(8)%	(1)%	0%	1,507	1,479	2%	3%	(1)%	0%	(49)	(169)	71%	(3.2)%	(11.5)%
Healthcare Sector	3,330	3,246	3%	4%	(1)%	0%	3,278	3,362	(2)%	(1)%	(2)%	0%	445	424	5%	13.6%	12.6%
therein:
Diagnostics	963	979	(2)%	0%	(1)%	0%	963	976	(1)%	0%	(1)%	0%	84	67	26%	8.7%	6.8%
Industry Sector	4,623	5,144	(10)%	(11)%	0%	1%	4,619	5,070	(9)%	(9)%	(1)%	0%	350	662	(47)%	7.6%	13.1%
therein:
Industry Automation	2,242	2,420	(7)%	(9)%	0%	3%	2,181	2,334	(7)%	(7)%	(1)%	1%	201	335	(40)%	9.2%	14.4%
Drive Technologies	2,230	2,511	(11)%	(11)%	0%	0%	2,186	2,423	(10)%	(9)%	0%	0%	147	279	(47)%	6.7%	11.5%
Infrastructure & Cities Sector	5,210	3,896	34%	34%	(1)%	0%	4,062	4,257	(5)%	(4)%	(1)%	0%	27	270	(90)%	0.7%	6.4%
therein:
Transportation & Logistics	2,356	954	147%	148%	(2)%	0%	1,317	1,409	(7)%	(6)%	0%	0%	(156)	75	n/a	(11.9)%	5.3%
Power Grid Solutions & Products	1,460	1,551	(6)%	(5)%	(1)%	1%	1,442	1,460	(1)%	0%	(1)%	0%	98	101	(2)%	6.8%	6.9%
Building Technologies	1,455	1,452	0%	0%	0%	0%	1,375	1,442	(5)%	(5)%	0%	0%	59	77	(23)%	4.3%	5.3%

Total Sectors	21,627	18,101	19%	19%	(1)%	1%	18,219	19,577	(7)%	(7)%	(1)%	0%	1,374	1,929	(29)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the six months ended March 31, 2013 and 2012

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2013	2012	% Change		therein		2013	2012	% Change		therein		2013	2012	% Change	2013	2012
			Actual	Adjusted(2)	Cur- rency	Port- folio			Actual	Adjusted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	15,835	12,998	22%	21%	0%	1%	12,562	13,064	(4)%	(5)%	1%	1%	961	1,054	(9)%	7.7%	8.1%
therein:
Fossil Power Generation	5,894	5,294	11%	10%	1%	0%	5,029	5,473	(8)%	(9)%	1%	0%	937	1,082	(13)%	18.6%	19.8%
Wind Power	4,451	2,109	111%	111%	0%	0%	2,183	2,193	0%	(1)%	1%	0%	105	105	1%	4.8%	4.8%
Oil & Gas	2,568	2,603	(1)%	(6)%	1%	4%	2,522	2,523	0%	(5)%	1%	4%	149	221	(33)%	5.9%	8.8%
Power Transmission	2,807	3,113	(10)%	(10)%	0%	0%	2,891	2,944	(2)%	(2)%	0%	0%	(65)	(314)	79%	(2.2)%	(10.7)%
Healthcare Sector	6,616	6,530	1%	1%	0%	0%	6,530	6,513	0%	0%	0%	0%	948	788	20%	14.5%	12.1%
therein:
Diagnostics	1,924	1,906	1%	1%	0%	0%	1,924	1,901	1%	1%	0%	0%	195	134	46%	10.2%	7.0%
Industry Sector	9,132	10,045	(9)%	(10)%	0%	1%	9,252	9,772	(5)%	(6)%	0%	0%	849	1,218	(30)%	9.2%	12.5%
therein:
Industry Automation	4,423	4,871	(9)%	(11)%	0%	1%	4,399	4,583	(4)%	(5)%	0%	1%	508	658	(23)%	11.6%	14.4%
Drive Technologies	4,483	4,808	(7)%	(7)%	1%	0%	4,277	4,584	(7)%	(7)%	0%	0%	316	474	(33)%	7.4%	10.3%
Infrastructure & Cities Sector	9,574	8,575	12%	11%	1%	0%	8,202	8,312	(1)%	(2)%	0%	0%	155	470	(67)%	1.9%	5.7%
therein:
Transportation & Logistics	3,713	2,891	28%	28%	0%	0%	2,686	2,808	(4)%	(5)%	0%	0%	(210)	102	n/a	(7.8)%	3.6%
Power Grid Solutions & Products	3,169	3,047	4%	3%	1%	0%	2,878	2,813	2%	2%	0%	0%	198	183	9%	6.9%	6.5%
Building Technologies	2,823	2,805	1%	0%	1%	0%	2,777	2,812	(1)%	(2)%	1%	0%	152	162	(6)%	5.5%	5.8%

Total Sectors	41,158	38,147	8%	7%	0%	1%	36,547	37,661	(3)%	(4)%	0%	0%	2,915	3,530	(17)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended March 31, 2013 and 2012

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	551	573	11	7	(7)	(9)	548	576	30	21	101	95	679	691	10.9%	10.0%
therein:
Fossil Power Generation	431	501	6	2	(3)	(5)	427	504	5	5	35	34	467	543
Wind Power	53	130	(4)	2	(2)	(1)	59	129	9	7	24	20	92	157
Oil & Gas	125	131	—	—	(1)	(1)	125	132	12	7	20	17	158	156
Power Transmission	(49)	(169)	5	6	(3)	(1)	(51)	(173)	3	2	25	22	(23)	(150)
Healthcare Sector	445	424	2	2	4	(1)	440	423	78	94	80	83	598	600	18.2%	17.9%
therein:
Diagnostics	84	67	—	—	3	1	82	66	48	48	53	57	183	171
Industry Sector	350	662	4	4	(1)	(3)	346	661	89	64	96	77	531	803	11.5%	15.8%
therein:
Industry Automation	201	335	—	—	—	(3)	201	337	68	50	35	32	304	419
Drive Technologies	147	279	4	3	—	(2)	144	278	19	12	57	42	221	332
Infrastructure & Cities Sector	27	270	6	6	15	14	6	251	27	27	41	40	73	318	1.8%	7.5%
therein:
Transportation & Logistics	(156)	75	4	3	(2)	(4)	(158)	76	4	3	11	12	(143)	91
Power Grid Solutions & Products	98	101	2	2	(4)	(1)	100	99	9	10	18	17	126	126
Building Technologies	59	77	—	—	—	(1)	59	78	14	14	11	12	85	103
Total Sectors	1,374	1,929	23	18	10	—	1,341	1,911	223	206	318	295	1,881	2,412

Equity Investments	8	(594)	6	(599)	2	2	—	3	—	—	—	—	—	3
Financial Services (SFS)	113	74	20	21	104	88	(11)	(34)	1	2	60	77	50	45
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	21	6	21	1	—	—	—	5	1	1	—	—	1	6
Siemens Real Estate (SRE)	(2)	—	—	—	(28)	(30)	26	30	—	—	74	86	100	116
Corporate items and pensions	(153)	12	—	—	(88)	(52)	(65)	64	4	4	32	12	(28)	80
Eliminations, Corporate Treasury and other reconciling items	(25)	(22)	(1)	(3)	2	(3)	(25)	(16)	—	—	(9)	(11)	(34)	(27)

Siemens	1,336	1,405	68	(563)	3	5	1,265	1,963	229	212	476	460	1,970	2,635

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the three months ended March 31, 2013 and 2012, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the six months ended March 31, 2013 and 2012

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	961	1,054	(67)	28	(15)	70	1,043	956	56	41	218	183	1,317	1,180	10.5%	9.0%
therein:
Fossil Power Generation	937	1,082	20	17	(7)	75	925	989	10	10	68	65	1,002	1,064
Wind Power	105	105	(7)	3	(3)	(4)	115	106	15	12	45	39	175	157
Oil & Gas	149	221	—	—	(2)	(2)	151	224	25	14	39	32	215	270
Power Transmission	(65)	(314)	10	15	(5)	(1)	(70)	(328)	7	5	50	43	(13)	(280)
Healthcare Sector	948	788	4	4	4	(11)	941	795	160	207	159	175	1,260	1,177	19.3%	18.1%
therein:
Diagnostics	195	134	—	—	6	2	190	132	99	129	106	112	395	372
Industry Sector	849	1,218	6	6	(4)	(7)	847	1,219	156	128	178	150	1,181	1,497	12.8%	15.3%
therein:
Industry Automation	508	658	1	1	(1)	(3)	509	660	121	99	69	62	698	822
Drive Technologies	316	474	5	5	(2)	(3)	313	472	31	24	103	82	446	578
Infrastructure & Cities Sector	155	470	18	11	(2)	9	139	450	55	54	80	78	274	582	3.3%	7.0%
therein:
Transportation & Logistics	(210)	102	13	5	(4)	(8)	(219)	105	7	6	21	22	(191)	133
Power Grid Solutions & Products	198	183	5	5	(5)	(2)	198	179	18	19	35	32	250	231
Building Technologies	152	162	—	—	(1)	(2)	152	163	30	28	23	23	205	215
Total Sectors	2,915	3,530	(39)	49	(16)	62	2,970	3,420	428	430	634	586	4,032	4,436

Equity Investments	143	(519)	139	(526)	4	4	—	3	—	—	—	—	—	3
Financial Services (SFS)	230	274	44	115	214	194	(29)	(35)	3	3	117	135	90	103
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	23	6	22	3	—	1	1	2	1	1	1	1	3	4
Siemens Real Estate (SRE)	43	5	—	—	(56)	(60)	99	64	1	1	139	154	238	219
Corporate items and pensions	(318)	(154)	—	—	(166)	(168)	(152)	14	9	7	46	24	(98)	45
Eliminations, Corporate Treasury and other reconciling items	(5)	17	(3)	(7)	34	70	(36)	(46)	—	—	(18)	(21)	(54)	(67)

Siemens	3,030	3,159	164	(366)	13	102	2,853	3,422	441	442	919	878	4,213	4,743

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the six months ended March 31, 2013 and 2012, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (III) (continuing operations — preliminary and unaudited)

External revenue of Sectors by regions

For the six months ended March 31, 2013 and 2012

(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				Total
	2013	2012	% Change		2013	2012	% Change		2013	2012	% Change		2013	2012	% Change		2013	2012	% Change
Sectors
Energy Sector	6,756	6,944	(3)%		959	952	1%		3,493	3,693	(5)%		2,185	2,319	(6)%		12,435	12,956	(4)%
Healthcare Sector	2,192	2,258	(3)%		479	525	(9)%		2,681	2,716	(1)%		1,646	1,521	8%		6,519	6,494	0%
Industry Sector	4,533	4,750	(5)%		2,056	2,143	(4)%		1,903	2,020	(6)%		2,056	2,216	(7)%		8,491	8,986	(6)%
Infrastructure & Cities Sector	4,840	4,847	(0)%		1,250	1,445	(14)%		1,979	1,998	(1)%		1,039	1,088	(5)%		7,858	7,933	(1)%
Reconciliation to Siemens	616	590	4%		358	363	(2)%		226	219	3%		11	22	(51)%		853	830	3%

Siemens	18,937	19,388	(2)%		5,101	5,429	(6)%		10,283	10,645	(3)%		6,936	7,165	(3)%		36,157	37,199	(3)%

	External revenue of Sectors as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)																Percentage of Siemens
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				Total
	2013	2012	Change		2013	2012	Change		2013	2012	Change		2013	2012	Change		2013	2012	Change
			in pp				in pp				in pp				in pp				in pp
Sectors
Energy Sector	54%	54%	0.7	pp	8%	7%	0.4	pp	28%	28%	(0.4	) pp	18%	18%	(0.3	) pp	34%	35%	(0.4	) pp
Healthcare Sector	34%	35%	(1.1	) pp	7%	8%	(0.8	) pp	41%	42%	(0.7	) pp	25%	23%	1.8	pp	18%	17%	0.6	pp
Industry Sector	53%	53%	0.5	pp	24%	24%	0.4	pp	23%	22%	(0.1	) pp	24%	25%	(0.5	) pp	23%	24%	(0.7	) pp
Infrastructure & Cities Sector	62%	61%	0.5	pp	16%	18%	(2.3	) pp	25%	25%	(0.0	) pp	13%	14%	(0.5	) pp	22%	21%	0.4	pp
Reconciliation to Siemens	72%	71%	1.2	pp	42%	44%	(1.8	) pp	27%	26%	0.2	pp	1%	3%	(1.4	) pp	2%	2%	0.1	pp

Siemens	52%	52%	0.3	pp	14%	15%	(0.5	) pp	29%	29%	(0.2	) pp	19%	19%	(0.1	) pp	100%	100%

(1)	Commonwealth of Independent States.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 2, 2013	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling